            October 15, 2008

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:       Delaying Amendment for Form N-14 for the Calvert Income Portfolio, a series of Calvert Variable Series, Inc. (File No. 333-153513)

Ladies and Gentlemen:

Transmitted electronically herewith on behalf of the Registrant is a request for delaying amendment treatment with respect to Form N-14 for the Calvert Income Portfolio, a series of Calvert Variable Series, Inc.    The prospectus/proxy statement relates to the proposed reorganization of the assets of the Summit Bond Portfolio, a series of Summit Mutual Funds, Inc., into the Calvert Income Portfolio.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until October 24, 2008 or until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Please feel free to contact me at 301-951-4890 with any questions about this filing.

            Very truly yours,

            /s/ Jane B. Maxwell
            Jane B. Maxwell
            Assistant General Counsel

cc:        Michelle Roberts, Esq., Division of Investment Management